SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                             Justin Industries, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $2.50 Per Share
                          (Title of Class of Securities)

                                    482171105
                                  (Cusip Number)

                                Richard J. Savitz
                             Justin Industries, Inc.
                            2821 West Seventh Street
                             Fort Worth, Texas 76107
                                  (817) 390-2412
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 5,249,408 shares, which constitutes approximately 20.3% of the 25,919,429 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 25,775,603 shares outstanding.

1.   Name of Reporting Person:

     John S. Justin, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) /   /
3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization:
          John S. Justin, Jr. is a citizen of the United States of America

               7.   Sole Voting Power:  5,104,780 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  5,104,780 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,249,408 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 20.3% (3)

14.  Type of Reporting Person: IN
----------
(1) With respect to 399,901 shares, solely as Trustee of the John S. Justin, Jr. Charitable Remainder Trust. With respect to 4,655,067 shares, solely as Trustee of the John and Jane Justin Charitable Remainder Unitrust. Also includes 49,812 shares held by Mr. Justin individually.

(2) Includes 4,655,067 shares of which Mr. Justin is beneficial owner by reason of his position as Trustee of the John and Jane Justin Charitable Remainder Unitrust; 802 shares of which Mr. Justin has a vested interest pursuant to the Justin Industries, Inc. Employee Stock Ownership Plan (the "ESOP"); 141,000 shares with respect to which Mr. Justin holds currently exercisable stock options; 2,826 shares which Mr. Justin may acquire upon conversion of the 100 shares of Preferred Stock held by him; 49,812 shares owned by Mr. Justin individually; and 399,901 shares owned beneficially by reason of Mr. Justin's position as Trustee of the John S. Justin Charitable Remainder Trust.

(3)  Assumes,  pursuant  to Rule 13d-3(d)(1)(i) under the Act,  that  there  are
     25,919,429 shares of Common stock outstanding, which number includes 141,000 shares with respect to which Mr. Justin holds currently exercisable stock options and 2,826 shares which Mr. Justin may acquire upon conversion of the 100 shares of Preferred Stock held by him.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends his Schedule 13D Statement dated September 30, 1979, as amended by Amendment No. 1 dated October 21, 1992, as amended by Amendment No. 2 dated July 2, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $2.50 per share, of Justin Industries, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 4.   Purpose of Transaction.

     Item 4 is hereby amended by adding at the end thereof the following:

     On June 19, 2000, the John and Jane Justin Charitable Remainder Unitrust (the "Unitrust"), the John S. Justin, Jr. Charitable Remainder Trust (the "Trust") and Mr. Justin entered into a Stockholders Agreement with Berkshire Hathaway Inc. and its wholly-owned subsidiary, J Acquisition Corp., in connection with the acquisition of Justin Industries, Inc. by Berkshire Hathaway Inc., as previously announced. The Stockholders Agreement requires Mr. Justin and such two trusts to tender all their shares into Berkshire Hathaway Inc.'s tender offer and to vote all their shares in favor of the related merger and against any alternative acquisition proposal. In addition, pursuant to the Stockholders Agreement, Mr. Justin and such trusts have granted J Acquisition Corp. an option with respect to their shares exercisable under certain conditions.

      The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is included herein as Exhibit 2.1.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)

     The aggregate number of shares of the Stock beneficially owned by Mr. Justin, pursuant to Rule 13d-3 of the Act, is 5,249,408, which constitutes approximately 20.3% of the 25,919,429 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. These shares include 4,655,067 shares held by the Unitrust; 399,901 shares held by the Trust; 802 shares in which Mr. Justin has a vested interest pursuant to the Justin Industries, Inc. ESOP; 141,000 shares with respect to which Mr. Justin holds currently exercisable stock options; 49,812 shares held by Mr. Justin individually; and 2,826 shares which Mr. Justin may acquire upon conversion of the 100 shares of Preferred Stock, par value $2.50 per share, held by him.

     To the best of the knowledge of the Reporting Person, other than as set forth above, the person named in Item 2 herein is not the beneficial owner of any shares of the Stock.

     (b)

     Mr. Justin has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,104,780 shares of the Stock. Mr. Justin has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,054,968 of these shares solely by reason of his position as Trustee of the Trust and as Trustee of the Unitrust.

     (c) On May 26, 2000, the ESOP sold 112 shares of the Stock and distributed the cash proceeds thereof of $1,834.56 to Mr. Justin. Also, on June 9, 2000, Mr. Justin donated 1,000 shares of the Stock to Texas Christian University.

     Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, the Reporting Person has not effected any transactions in shares of the Stock during the past 60 days.

     (d) The Reporting Person affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding at the end thereof the following:

     See Item 4 above for a description of the Stockholders Agreement dated June 19, 2000 entered into by the Reporting Person and the aforementioned two trusts with Berkshire Hathaway Inc. and its wholly-owned subsidiary, J Acquisition Corp.

Item 7.   Material To Be Filed As Exhibits.

     Item 7 is hereby amended by adding at the end thereof the following:

2.1 Stockholders Agreement, dated June 19, 2000, by and among Berkshire Hathaway Inc., J Acquisition Corp., John S. Justin, Jr., John and Jane
     Justin Charitable Remainder Unitrust under Agreement dated June 20, 1998 and John S. Justin, Jr., Charitable Remainder Trust under Agreement dated October 12, 1992 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Berkshire Hathaway Inc. filed on June 20, 2000).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        DATED:      June 23, 2000



                                      /s/ John S. Justin, Jr.
                                     John S. Justin, Jr.